

21001504

Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 26 2021

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68495

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 ___ AND ENDING 12/31/20 ___
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1851 Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Row
_____
(No. and Street)

Hartford	Connecticut	06102-5056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter W. Hosner, Jr.   518-479-8268
_____
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
_____
                (Name – if individual, state last, first, middle name)

350 Church Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☑ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Peter W. Hosner, Jr_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __1851 Securities, Inc._____ , as of __December 31_____ , 20 __20____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

Principal Financial Officer
_____
Title

AMEN KHAN
Notary Public - State of New York
No. 05KH6380716
_____ Qualified in Albany County
Notary Public   My Commission Expires Sept. 10, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CohnReznick LLP
cohnreznick.com



<u>Report of Independent Registered Public Accounting Firm</u>

Board of Directors and Stockholder
of 1851 Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) 1851 Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which 1851 Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) 1851 Securities, Inc. stated that 1851 Securities, Inc. met the identified exemption provisions throughout the most recent year without exception, 1851 Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 1851 Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Hartford, Connecticut
February 19, 2021



One American Row
P.O. Box 5056
Hartford, CT 06102-5056

860-403-5000
www.nsre.com

1851 Securities, Inc.
Exemption Report for the Period January 1, 2020 through December 31, 2020

1851 Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

1851 Securities, Inc.

I, Peter W. Hosner, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
    Peter W. Hosner, Jr.

Title: Principal Financial Officer

February 19, 2021

1851 Securities, Inc.

(a wholly-owned subsidiary of NSRE BD Holdco, LLC)

Financial Statements and Supplementary Schedules
pursuant to
Securities and Exchange Commission Rule 17a-5
For the Year Ended December 31, 2020

1851 Securities, Inc.

Table of Contents



Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
of 1851 Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of 1851 Securities, Inc., as of December 31, 2020, and the related statements of operations, stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of 1851 Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to 1851 Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of 1851 Securities, Inc.'s financial statements. The supplemental information is the responsibility of 1851 Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as 1851 Securities, Inc.'s auditor since 2013.

CohnReznick LLP

Hartford, Connecticut
February 19, 2021

1851 Securities, Inc.
Statement of Financial Condition as of December 31, 2020

Assets:	$ 1,528,478
Cash	726,100
12b-1 fees receivable from affiliate	52,521
Commission allowance receivable from affiliate	19,894
Prepaid regulatory expenses	
Total assets	**$ 2,326,993**
Liabilities:	$ 38,605
Commission payable to third parties	760,238
Payable to affiliate	798,843
Total liabilities	
Stockholder's Equity:	
Common stock, par value $0.01 (5,000 shares authorized, 100 issued and outstanding)	1
Additional paid-in capital	10,011,607
Accumulated deficit	(8,483,458)
Total stockholder's equity	1,528,150
Total liabilities and stockholder's equity	**$ 2,326,993**

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Statement of Operations for the Year Ended December 31, 2020

Revenues:	$ 2,583,252
12b-1 fees	5,282,407
Commission allowance	3,152
Interest income	7,868,811
Total revenues	
Expenses:	2,583,252
12b-1 expense	5,282,407
Commission expense	233,927
Salary and other compensation	21,829
Regulatory fees	(255,758)
Reimbursement of expenses from related party	7,865,657
Total expenses	
Income before income taxes	3,154
Income tax expense	330
Net income	$ 2,824

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Statement of Stockholder's Equity for the Year Ended December 31, 2020

Common Stock:	$ 1
Balance, beginning of year	—
Common shares issued	$ 1
Balance, end of year	
Additional Paid-in Capital:	$ 10,011,607
Balance, beginning of year	—
Capital contribution received from parent	$ 10,011,607
Balance, end of year	
Accumulated Deficit:	$ (8,486,282)
Balance, beginning of year	2,824
Net income	$ (8,483,458)
Balance, end of year	
Total Stockholder's Equity:	$ 1,525,326
Balance, beginning of year	2,824
Net income	$ 1,528,150
Balance, end of year	

The accompanying notes are an integral part of these financial statements.

Cash Flows from Operating Activities:	$	2,824
Net income		
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Increase in 12b-1 fees receivable from affiliate		(105,642)
Increase in commission allowance receivable from affiliate		(29,348)
Decrease in prepaid regulatory expenses		615
Increase in commission payable to third parties		29,348
Increase in payable to affiliate		105,355
Cash provided by operating activities		3,152
Net increase in cash		3,152
Cash, beginning of year		1,525,326
Cash, end of year	$	1,528,478

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Description of Business

1851 Securities, Inc. ("1851" or the "Company") is a Delaware company organized on January 6, 2010 and licensed as a securities broker and dealer with the Financial Industry Regulatory Authority ("FINRA") on September 7, 2010. 1851 is a wholly-owned subsidiary of NSRE BD Holdco, LLC ("BD Holdco") whose ultimate parent is Nassau Insurance Group Holdings, L. P. ("Nassau"). Founded in April 2015, Nassau is a privately held insurance and reinsurance business focused on building a franchise across the insurance value chain.

1851 is the principal underwriter of variable life insurance policies and variable annuity contracts issued by the following affiliates: Nassau Life Insurance Company of New York ("NNY"), formerly Phoenix Life Insurance Company, PHL Variable Insurance Company ("PHL") and Nassau Life and Annuity Company ("NLA"), formerly Phoenix Life and Annuity Company. It is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties. 1851 is authorized to do business in 49 states, the exception being Tennessee, as well as the District of Columbia.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The single-year presentation is in accordance with Securities and Exchange Commission ("SEC") Rule 17a-5.

Recent Accounting Standards

Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes

In December 2019, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2019-12, which aims to simplify accounting for income taxes by eliminating certain exceptions to general principles and clarifying and amending existing guidance. One change specifies that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. However, an entity may elect to do so (on an entity-by-entity basis).

The AICPA Stockbrokerage and Investment Banking Expert Panel (the "Panel") has expressed the view that if a broker-dealer adopts the guidance with respect to allocation of tax expense to a legal entity, such change would not have an impact on periodic computations of Net Capital if a liability has not been recorded in separately issued financial statements or quarterly FOCUS report. The Panel also indicated that amounts to be withdrawn from the broker-dealer for tax payments to be made by the parent or ultimate taxpayer, six months subsequent to the date of the FOCUS Report, should be included in the FOCUS Report schedule – "Ownership Equity and Subordinated Liabilities maturing or proposed to the withdrawn within the next six months and accruals, which have not been deducted in the computation of Net Capital". The Securities and Exchange Commission has stated that they do not object to these views.

For public business entities, this guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For non-public business entities, this guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently assessing the guidance and does not expect it to have a material impact on the Company's financial statements and related disclosures.

1851 Securities, Inc.
Notes to Financial Statements

Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU 2016-13. This ASU amends the requirement on the measurement and recognition of expected credit losses for financial assets held. The ASU was effective for annual periods beginning after December 15, 2019 and interim periods within those annual periods.

This amendment should be applied on a modified retrospective basis with a cumulative effect adjustment to retained earnings as of the beginning of the period of adoption. The Company adopted this guidance in 2020 and it did not have a material impact on the Company's financial statements and related disclosures

Cash and Cash Equivalents

Cash includes all cash balances which are not subject to withdrawal restrictions or penalties. Cash equivalents include all highly liquid short-term instruments with a maturity of three months or less when acquired. There were no cash equivalents held by the Company as of December 31, 2020.

Income Taxes

The Company was included in the consolidated federal income tax return and the combined Connecticut corporation business tax return filed by The Nassau Companies of New York ("NCNY") through September 30, 2018. On October 1, 2018, PM Holdings Inc. ("PM Holdings") sold 100% of the stock of the Company to BD Holdco, a disregarded entity for U.S. federal income tax purposes that is wholly-owned by Nassau Reinsurance, LLC ("NSRE LLC"). As such, the Company will no longer be included in the NCNY consolidated federal income tax return and files a consolidated federal income tax return with NSRE LLC. The Company did not recognize any gain or loss for tax purposes associated with the transaction.

The Company records income tax expense or benefit in accordance with the Separate Return method, under which income taxes are computed as if the Company filed on a stand-alone basis. Settlement of the income tax expense or benefit for tax periods prior to September 30, 2018 is governed by the tax sharing agreement between the Company, NCNY and other affiliates. To the extent that actual cash settlement for a given year differs from the amount computed for the year under the Separate Return method, the difference is recorded as either a contribution to capital or a distribution.

Deferred tax assets and/or liabilities are determined in accordance with the Separate Return method by multiplying the differences between the financial reporting basis and tax reporting basis of assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date of the change.

The Company's federal and state income tax returns prior to fiscal year 2016 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. If necessary, the Company recognizes interest and penalties associated with tax matters as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the statement of financial condition.

Revenue Recognition

12b-1 revenue is recorded as income during the period that the income is earned and is based on the daily net assets of the underlying investments funding the variable life and annuity business of 1851's affiliates. 1851 also receives compensation from affiliates for commission expenses incurred by 1851. Commission allowances are recognized at the same time the expense is incurred on the books of 1851.

1851 provides distribution services and 1851's obligation is to stand ready to provide the same distribution services daily. The nature of 1851's obligation does not change from day to day, even though the underlying activities could vary from day to day. 1851 promises to provide a series of distinct (i.e., daily) stand-ready distribution services that are accounted for as a single performance obligation on a daily basis as the services are performed.

Concentration of Business and Credit Risk

At December 31, 2020, the Company maintains its cash balance in a single account with a highly rated depository institution. At times, such amounts may exceed federally insured limits. At December 31, 2020, the Company has uninsured cash in the amount of $1,278,478.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Furthermore, the Company has not experienced any loses in such accounts and believes it is not exposed to any significant risk related to cash. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Transactions with Affiliates

1851 has an expense agreement dated August 15, 2010, as amended, as of January 1, 2012, June 1, 2014, June 1, 2015 and June 1, 2016 with an affiliate, PHL. On June 1, 2017, the agreement was amended with an affiliate, The Phoenix Companies, Inc. On October 13, 2018, the agreement was amended with an affiliate, NCNY. On July 1, 2020, the agreement with NCNY was again amended. Under the terms of the expense agreement, the affiliates agreed to pay all operating expenses on the Company's behalf. These operating expenses include general and administrative expenses such as state filing and registration fees, licensing fees, FINRA membership and assessment fees, Central Registration Depository account replenishment, statutory representation costs, corporate liability insurance coverage, miscellaneous costs and corporate taxes (i.e. income, franchise, privilege). 1851 is not obligated, directly or indirectly, to reimburse or otherwise compensate any party for paying expenses related to the conduct of 1851's business. 1851 incurred $255,758 in operating expenses for the year ended December 31, 2020, which was offset by paid expenses by affiliates of $255,758.

Per the June 1, 2017 expense agreement, as amended, as of October 13, 2018, and again as of July 1, 2020, 1851 shall also pay an administrative expense to NCNY an amount equal to the revenues of 1851. To the extent that 1851's expenses exceeded revenues, 1851 has no obligation to reimburse the affiliate for the difference. 1851 incurred administrative expense of $2,583,252 in 12b-1 fees and $5,282,407 in commission expense to related third parties during the year ended December 31, 2020.

1851 performs underwriting services for NNY, PHL and NLA, all wholly-owned subsidiaries of Nassau Re. Commission income earned from these affiliates during the year ended December 31, 2020 was $5,282,407 and 12b-1 income earned was $2,583,252.

The Company has no employees.

1851 Securities, Inc.
Notes to Financial Statements

3. Regulatory Matters

Net Capital Requirement

1851 is classified as a "limited purpose" securities broker and dealer by FINRA. As such, the Company is subject to the SEC Uniform Net Capital Rule, which requires maintenance of minimum net capital (as defined in SEC Rule 15c3-1 ("Net Capital")) and certain debt to capital ratios. Due to its limited securities activities, the rule requires the Company to maintain minimum Net Capital equal to the greater of either $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined under Rule 15c3-1. The Company's Net Capital exceeded this minimum throughout 2020.

At December 31, 2020, 1851 had Net Capital of $729,633 and a Net Capital requirement of $53,256 as defined by Rule 15c3-1. Rule 15c3-1 also requires the Company's ratio of aggregate indebtedness to Net Capital not to exceed 15 to 1. At December 31, 2020, 1851 had an aggregate indebtedness to Net Capital ratio of 1.09 to 1.

Exemption from Reserve Requirements

1851 does not hold customer securities and does not perform custodial functions relating to customer accounts; therefore, the Company is exempt pursuant to Rule 15c3-3 subparagraph (k)(1) from the possession and control requirements and the requirement to maintain reserves for the exclusive benefit of its customers. The Company's capital exceeded this minimum throughout 2020.

1851 deals exclusively with the sale of insurance products and variable annuities and as such has filed an exclusion from membership in the Security Investors Protection Corporation under Section 78ccc(a)(2)(A)(ii) of the Securities Investors Protection Act of 1970. As of December 31, 2020, 1851 was in compliance with the conditions of this exemption.

4. Commitments and Contingencies

1851 may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings which individually or in aggregate have a material effect on the financial position, results of operations or cash flows of the Company.

5. Income Taxes

The components of income tax expense for the year ended December 31 were as follows:

	2020
Current	$ 330
Deferred	—
Total income tax expense	$ 330

1851 Securities, Inc.
Notes to Financial Statements

The following presents a reconciliation of income tax benefit computed at the federal statutory rate to the income tax expense as reported:

	2020
Statutory rate	21.0 %
Valuation allowance	(21.0)%
Other	0.0 %
Effective income tax rate	0.0 %

The following summarizes deferred income taxes for the year ended December 31:

	2020
Deferred Tax Assets	
Federal net operating loss carryforward	$ 1,783,173
State net operating loss carryforward	634,530
Gross deferred tax assets	2,417,703
Less valuation allowance	(2,417,703)
Net deferred tax assets	$ —

At December 31, 2020, 1851 has federal net operating loss carryforwards of $8,812,791 that are scheduled to expire between 2030 and 2037 and state net operating loss carryforwards of $8,460,410 that are scheduled to expire between 2030 and 2037. The federal net operating losses generated after tax year 2017 will be carried forward indefinitely as a result of Tax Reform.

Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating its ability to recover deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of recent operations. In projecting future taxable income, the Company begins with historical results adjusted for the results of discontinued operations and incorporates assumptions about the amount of future state, federal, and foreign pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates the Company is using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, the Company considers three years of cumulative operating income (loss).

Based on this assessment, the Company has determined that it is not likely that the Company will realize such deferred tax assets and, therefore, a full valuation allowance has been established related to the $2,417,703 of gross deferred tax assets at December 31, 2020. This is a decrease of $898 from the year ended December 31, 2019.

As of December 31, 2020, 1851 does not have a liability for unrecognized tax benefits recorded in its financial statements. 1851 does not anticipate any material change in this position in the next 12 months.

There were no income taxes paid during the year ended December 31, 2020.

1851 Securities, Inc.
<u>**Notes to Financial Statements**</u>

6. **COVID-19**

In early 2020, an outbreak of a novel strain of coronavirus ("COVID-19") emerged globally. As a result, events have occurred domestically in the United States and globally, including mandates from federal, state and local authorities, leading to an overall decline in economic activity. The ultimate impact of COVID-19 on the financial performance of the Company cannot be reasonably estimated at this time.

7. <u>**Subsequent Events**</u>

The Company evaluated events subsequent to December 31, 2020 and through February 19, 2021, the date of issuance of these financial statements. The Company has determined there have been no events that have occurred that would require adjustments to the Company's financial statements.

**Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission**

As of December 31, 2020

Net capital

Total stockholder's equity	$ 1,528,150
Deduct assets not allowable for net capital	
12b-1 fees receivable from affiliate	726,100
Commission allowance receivable from affiliate	52,521
Prepaid regulatory expenses	19,894
Total deductions from net capital	798,515
Net capital before specific reduction in the market value of securities	729,635
Less securities haircuts pursuant to Rule 15c3-1	—
Net capital	$ 729,635

Aggregate indebtedness

Items included in statement of financial condition	
Commission payable to third parties	$ 38,605
Payable to affiliate	760,238
Total aggregate indebtedness	$ 798,843

Computation of basic net capital requirement

Minimum net capital required (based upon aggregate indebtedness)	$ 53,256
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 53,256
Excess in net capital	$ 676,379
Excess in net capital at 1,000%	$ 649,751
Ratio: aggregate indebtedness to net capital	1.09 to 1

**Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2020)**

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report as filed on January 15, 2021.

See Report of Independent Registered Public Accounting Firm.

1851 Securities, Inc.

Schedule II


Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2020


The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2020 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(1).


See Report of Independent Registered Public Accounting Firm.

13


1851 Securities, Inc.

<u>Schedule III</u>

**Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission**

As of December 31, 2020

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2020 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(1).

See Report of Independent Registered Public Accounting Firm.